CERTAIN INFORMATION FROM THIS LETTER HAS BEEN REDACTED
PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST BY
CLICKSOFTWARE TECHNOLOGIES LTD. UNDER 17 C.F.R. §§ 200.80(B)(4),
200.83 AND 240.24B-2 AND SUBMITTED SEPARATELY WITH  THE
SECURITIES AND EXCHANGE COMMISSION.

January 7, 2009

By EDGAR and Hand Delivery

Melissa Feider
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place 100 F Street, NE
Washington, D.C. 20549-4561

Re:	Clicksoftware Technologies Ltd. (the "Company")
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed on April 16, 2008 ("2007 20-F")
File No. 000-30827

Dear Ms. Feider:

On behalf of the Company, we are writing to respond to the Staff's comments set forth in the letter to Shmuel Arvatz, dated December 23, 2008, with respect to the Company's above referenced filing.  Set forth below are the Company's responses to the Staff's comments, which are provided in each case following the text of the Staff's comment.  The Company does not propose to file an amendment to its 2007 20-F.

Consolidated Statements of Operation
Comment 1.  We note your response to prior comment 1 where you indicate that the Company classifies revenues from SOP 81-1 contracts amongst products and services by first determining the VSOE of fair value of the service revenue and then classifying the residual portion of the total fee to license revenue. Please explain further how you determine VSOE of fair value for the services that are included in your SOP 81-1 contracts. If the Company uses hourly/daily rates charged for other services in order to establish VSOE for services provided in SOP 81-1 arrangements, then please explain further how you determined that the rates for services that result in significant modification or customization of the software are similar to the rates that would be charged when the services do not result in significant modification or customization of the software. That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in significant modification or customization. Explain why the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration.

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com

Response.    The Company charges the same hourly/daily rates for its stand-alone services and for services accounted for under SOP 81-1. The Company references paragraphs 70 and 71 of SOP 97-2 to identify factors that are used to determine whether a given service and software transaction should be subject to the provisions of SOP 81-1 (i.e., indicators supporting the conclusion that the services are essential to the functionality of the software).  These factors include the  total hours related to the services; whether 10% and more of the services hours are customization hours; timing of payments for the software, etc. The hourly/daily rates that the Company charges for its services are not affected by the factors underlying the Company's classification of services revenues as SOP 81-1 revenues or, alternatively, as stand-alone service revenues. The Company believes that its method of using the VSOE of fair value of service revenue to distinguish between license revenue and service revenue from contracts recognized under SOP 81-1 is appropriate.

Significant Accounting Policies – Revenue Recognition
Comment 2.   We note from your response to prior comment 2 that VSOE for PCS is based on the renewal rate stated in the contract. Please tell us how you considered disclosing this methodology in your revenue recognition footnote, as it appears that you are applying paragraph 57 of SOP 97-2 rather than paragraph 10 (i.e separate sales). Please provide us with the typical rate charged for both your silver and gold coverage and tell us how the Company considers such rates to be substantive. Also, tell us the percentage of your customers that actually renew at such rates.

Response.    The Company establishes its VSOE for the PCS element based on paragraphs 10 and 57 of SOP 97-2, each of which defines VSOE of fair value. Par. 10 states: "The fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element". Par.  57 states: "If a multiple-element software arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with par. 10. The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is the renewal rate)". The Company will revise its future filings with the SEC to include the following statement in the revenue recognition footnote:  “For the PCS element, the Company determines the fair value based on the renewal price charged."

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com

The typical rates charged by the Company for its silver coverage are between ***1 (***1 for large customers and ***1 for other customers).  The typical rates charged by the Company for its gold coverage are between ***1 (***1 for large customers and ***1 for other customers).

The Company considers these rates to be substantive since each PCS contract for each specific customer includes a fixed stated renewal rate, renewable automatically for successive 12-month periods; each of the renewals falls within the narrow ranges listed above; certain contracts include small increases that do not exceed the changes in the consumer price index over the relevant periods.  Approximately ***1% of the Company's customers renew at these rates.

Comment 3.   Additionally, please tell us the volume and range of standalone sales used to establish VSOE for both training and consulting services.

Response.   The following table lists the volume and range of standalone sales used to establish VSOE, along with additional information:

Region	Volume of standalone sales in thousands of local currency	Currency	Type of price	Median price	Percentages of sales that are within a range of plus or minus 15% from the median price
USA	***[1]	USD	Hourly	***[1]	***[1]%
Europe	***[1]	EURO	Hourly	***[1]	***[1]%
UK	***[1]	GBP	Daily	***[1]	***[1]%
Australia	***[1]	AUD	Hourly	***[1]	***[1]%

Comment 4.   We note your response to our prior comment 3 where you indicate that the Company's payment terms are between 30 and 120 days and you do not grant extended payment terms beyond 120 days. In future filings, please revise your current disclosure, which states that the Company "may also negotiate longer payment plans", to indicate that payment terms do not exceed 120 days.

1 Information redacted pursuant to a confidential treatment request by ClickSoftware Technologies Ltd. under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 240.24b-2 submitted separately to the Securities and Exchange Commission.

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com

Response.  The Company will revise its future filings with the SEC to clarify that payment terms do not exceed 120 days.

In connection with responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me on +972-3-7659-470 if you would like to discuss any aspect of the Company's response.

Sincerely,

/s/ Shmuel Arvatz

Shmuel Arvatz

Clocksoftware Technologies Ltd.

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com